KUTAK ROCK LLP THE OMAHA BUILDING 1650 FARNAM STREET OMAHA, NEBRASKA 68102-2186 402-346-6000 FACSIMILE 402-346-1148 www.kutakrock.com	ATLANTA CHICAGO DENVER FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES MINNEAPOLIS OKLAHOMA CITY PHILADELPHIA RICHMOND SCOTTSDALE WASHINGTON WICHITA

February 7, 2014

DALE DIXON

Dale.dixon@kutakrock.com

(402) 346-6000

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Attention: Ms. Kayla Florio

Re:	WFB Funding, LLC
Amendment No. 1 to Registration Statement on Form S-3
Filed January 15, 2014
File No. 333-192577, 333-192577-01 and 333-192577-02

Ladies and Gentlemen:

On behalf of WFB Funding, LLC (the “Registrant”), we enclose herewith for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the above-captioned registration statement on Form S-3 (the “Registration Statement”), including exhibits, which is marked to show changes from Amendment No. 1 to the Registration Statement that was filed with the Commission on January 15, 2014.

Set forth below are the Registrant’s responses to the comments (included below for ease of reference) on the Registration Statement that were contained in the Staff’s letter to Mr. Sean B. Baker, dated January 30, 2014. The responses are numbered to correspond to the numbers on the Staff’s comments in its letter. Capitalized terms used herein have the same meanings as in the Registration Statement unless otherwise noted.

Registration Statement on Form S-3

General

1.	We note your response to comment 4 in our letter dated December 24, 2013 and we reissue. While we note your revisions provide additional information, the disclosure about variable funding notes remains unclear and more specificity should be provided so that investors have a clear understanding of how variable funding notes work and what their rights are in relation to the holders of the variable funding notes. Please revise throughout to provide more detail about the terms of the existing series of variable funding notes, including, for example:

KUTAK ROCK LLP

Securities and Exchange Commission

February 7, 2014

•	How the “floating rate” for outstanding variable funding notes referenced in Annex I is calculated;
•	How and when the available funds are applied to variable funding notes, including what priority of payments these notes receive in relation to the payment waterfall described on page S-8 and depicted on pages S-16 to S-18; and
•	When, under what circumstances, at what amounts, and using which funds an outstanding series of variable funding notes would be retired in the future.

Response: In response to this comment, we have added disclosure in Annex I indicating the applicable reference rates for purposes of calculating the applicable interest rates on series of variable funding notes. We have also revised the disclosure on pages S-9 and S-16 to S-18 to clarify that holders of outstanding series of variable funding notes are not entitled to distributions from available funds and available principal collections allocated to a series of notes offered pursuant to the prospectus, except to the extent of any excess finance charge collections or excess principal collections shared with such series of variable funding notes. We have also revised the disclosure under “Description of the Notes – Variable Funding Notes” to include information as to when, under what circumstances, at what amounts and using which funds an outstanding series of variable funding notes may be retired.

2.	Additionally, the disclosure about variable funding notes remains unclear as to future issuances of series of variable funding notes. More detail should be provided so that investors have a clear understanding of how new issuances of variable funding notes may affect their rights in relation to future holders of variable funding notes. Please revise throughout to provide more detail about the ability to issue new series of variable funding notes and the terms of such new variable funding notes, including, for example:

•	Under what circumstances a series of variable funding notes would be issued in the future;
•	How you will determine the amount of variable funding notes to be issued and the interest rate or index that will be assigned to these future issuances;
•	How and when the available funds would be applied to future variable funding notes, including what priority of payments these notes would receive in relation to existing holders of the term notes and the payment waterfall described on page S8 and depicted on pages S-16 to S-18; and
•	When, under what circumstances, at what amounts, and using which funds an outstanding series of variable funding notes would be retired in the future.

Response: In response to this comment, we have revised the disclosure under “Description of the Notes – Variable Funding Notes” indicating under what

KUTAK ROCK LLP

Securities and Exchange Commission

February 7, 2014

circumstances variable funding notes may be issued in the future, how the transferor determines the amount of variable funding notes to be issued and when, under what circumstances, at what amounts, and using which funds an outstanding series of variable funding notes would be retired in the future. We have also added disclosure in Annex I indicating the applicable reference rates for purposes of calculating the applicable interest rates on series of variable funding notes. We have also revised the disclosure on pages S-9 and S-16 to S-18 to clarify that holders of any series of variable funding notes to be issued in the future will not be entitled to distributions from available funds and available principal collections allocated to a series of notes offered pursuant to the prospectus, except to the extent of any excess finance charge collections or excess principal collections shared with such series of variable funding notes. We have also revised the disclosure under “Structural Summary – Other Claims on the Receivables – Other Series of Notes” in the prospectus supplement and “Description of the Notes – New Issuances of Notes” in the base prospectus to clarify that new issuances of series of variable funding notes will be subject to the same conditions as new issuances of series of term notes.

Base Prospectus

The bank depends on its ability to sell and securitize its credit card receivables to fund new receivables, page 7

3.	We note that your revision to this risk factor on page 8 related to the variable funding notes. Please create a separate risk factor discussing the risks to investors associated with the variable funding notes, including how any new issuance and increase or decrease in the principal amount of the variable funding notes will impact or affect the holders of the notes offered by this registration statement.

Response: In response to this comment, we have removed the referenced language from the referenced risk factor and added a new risk factor in the base prospectus entitled “The bank depends on access to funding under variable funding notes to fund new receivables.”

Variable Funding Notes, page 55

4.	We note that the outstanding principal amount and allocation amount for a series of variable funding notes may increase. Please revise to describe how those amounts are determined and how the “maximum principal amount” is determined.

Response: In response to this comment, we have clarified the disclosure in the base prospectus under “Description of the Notes – Variable Funding Notes” to describe how the outstanding principal amount, allocation amount and “maximum principal amount” for a series of variable funding notes is determined and/or may vary during the revolving period for such variable funding notes.

KUTAK ROCK LLP

Securities and Exchange Commission

February 7, 2014

5.	We note that you may elect to reduce the outstanding principal amount of a series of variable funding notes from time to time. Please revise to describe how you determine whether to reduce the outstanding principal amount, as well as how you determine the amount of such reduction.

Response: In response to this comment, we have added disclosure in the base prospectus under “Description of the Notes – Variable Funding Notes” to describe how the transferor determines whether to reduce the outstanding principal amount and the amount of such reduction.

Exhibits

Exhibit 8.1, page 3

6.	Counsel may not limit reliance on the opinion solely for the benefit of the issuer. See Staff Legal Bulletin No. 19. Please Revise.

Response: In response to this comment, we have removed the referenced language and refiled Exhibit 8.1.

7.	Please either remove the words “expressed as of the date hereof” and the related disclaimer of any undertakings in paragraph seven or confirm that you will refile an opinion on the date of effectiveness.

Response: In response to this comment, we have removed the referenced language and refiled Exhibit 8.1.

We trust that the foregoing adequately responds to each of the Staff’s comments and questions with respect to the Registration Statement. Please feel free to contact me at (402) 231-8732 or dale.dixon@kutakrock.com if you need anything further in connection with this matter.

Sincerely,

/s/ H. Dale Dixon, III

H. Dale Dixon, III